FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of FEBRUARY, 2003

BUFFALO GOLD LTD. (File #: 0-30150)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

News Release Dated February 17, 2003,

2.

Material Change Report, Form 53-901F, Filed February 17, 2003,

3.

Notice to Shareholders and Letter of Transmittal, February 17, 2003,

4.

News Release Dated February 28, 2003.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

BUFFALO GOLD LTD.

(Registrant)

Date: March 4, 2003

By:

“James G. Stewart”

Its:

Secretary

(Title)

March 4, 2003

SECURITIES AND EXCHANGE COMMISSION

       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Buffalo Gold Ltd. – (File #0-30150)

Form 6-K

On behalf of Buffalo Gold Ltd., a corporation under the laws of Alberta, Canada, we enclose for filing, on EDGAR one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

BUFFALO GOLD LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Keith Engl, Gowling Lafluer Henderson (Calgary)

Rod McKeen/Jane Anderson, Gowling Lafluer Henderson (Vancouver)

BUFFALO GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

February 17, 2003

Trading Symbol:  TSX – YB.U

NEWS RELEASE

Buffalo Gold Ltd. (the “Company”) is pleased to report that pursuant to a special resolution passed by shareholders December 12, 2002, the Company has consolidated its capital on a 10 old for 1 new basis.  The name of the Company has also been changed from Buffalo Diamonds Ltd. to Buffalo Gold Ltd.

Effective at the opening February 17, 2003, the common shares of Buffalo Gold Ltd. began trading on the TSX Venture Exchange and the common shares of Buffalo Diamonds Ltd. were delisted.  The Company is classified as a ‘Mineral Exploration/Development’ company.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

“Douglas Turnbull”

Douglas Turnbull,

President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Buffalo Gold Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

February 17, 2003

Item 3.

Press Release

February 17, 2003, Vancouver, B.C.

Item 4.

Summary of Material Change

The Issuer has consolidated its share capital on a one for ten basis.  As a result, there are presently 2,186,929 common shares of the Issuer issued and outstanding.  In conjunction with this share consolidation, the Issuer has changed its name from “Buffalo Diamonds Ltd.” to “Buffalo Gold Ltd.” .

Item 5.

Full Description of Material Change

The Issuer has consolidated its share capital on a one for ten basis.  As a result, there are presently 2,186,929 common shares of the Issuer issued and outstanding.  In conjunction with this share consolidation, the Issuer has changed its name from “Buffalo Diamonds Ltd.” to “Buffalo Gold Ltd.” .

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to Douglas Turnbull, the Issuer's President at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 17th day of February, 2003.

BUFFALO GOLD LTD.

By:

“Douglas Turnbull”

President

(Official Capacity)

Douglas Turnbull

(Please print here name of individual

 whose signature appears above.)

BUFFALO GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

February 17, 2003

New Trading Symbol:  TSX – YB.U

To:

REGISTERED SHAREHOLDERS OF BUFFALO DIAMONDS LTD.

Buffalo Diamonds Ltd. (the “Company”) is pleased to report that pursuant to a special resolution passed by shareholders December 12, 2002, the Company has consolidated its capital on a 10 old for 1 new basis.  The name of the Company has also been changed from Buffalo Diamonds Ltd. to Buffalo Gold Ltd.

Effective at the opening February 17, 2003, the common shares of Buffalo Gold Ltd. began trading on the TSX Venture Exchange and the common shares of Buffalo Diamonds Ltd. were delisted.  The Company is classified as a ‘Mineral Exploration/Development’ company.

In order to exchange your old Buffalo Diamonds share certificate for new shares of Buffalo Gold Ltd., shareholders must deliver the enclosed Letter of Transmittal, duly completed and signed, together with the old share certificate(s) to Computershare Trust Company of Canada in Toronto.  Detailed instructions and the address for delivery of the certificate(s) can be found on the backside of the Letter of Transmittal.  You are advised to follow the detailed instructions carefully.  Thank you.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

“Douglas Turnbull”

Douglas Turnbull,

President

BUFFALO GOLD LTD.

(formerly BUFFALO DIAMONDS LTD.)

LETTER OF TRANSMITTAL

TO:

COMPUTERSHARE TRUST COMPANY OF CANADA

The undersigned hereby represents and warrants that the undersigned is the owner of the number of common shares of Buffalo Diamonds Ltd. (“Common Shares”), which shares are represented by the share certificate(s) described below and delivered herewith and the undersigned has good title to the shares represented by the said certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such shares.

Certificate Number	Number of Shares	Registered in the Name of

The above-listed share certificates are hereby surrendered in exchange for certificates representing common shares of Buffalo Gold Ltd. on the basis of one (1) share of Buffalo Gold Ltd. for (10) ten shares of Buffalo Diamonds Ltd.   Where the exchange results in a fractional share, the number of Buffalo Gold Ltd. common shares will be rounded down to the nearest whole common share.

The undersigned authorizes and directs Computershare Trust Company of Canada to issue a certificate for Buffalo Gold Ltd. to which the undersigned is entitled as indicated below and to mail such certificate to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register maintained by Buffalo Gold Ltd.

Name (please print)
Address

City Province Postal Code
Telephone (Office) (Home) ( ) ( )	Social Insurance Number	Tax Identification Number

Date: ___________________________

______________________________________

Signature of Shareholder

INSTRUCTIONS

1.

Use of Letter of Transmittal

(a)

Each shareholder holding share certificate(s) of Buffalo Diamonds Ltd. must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) described herein to Computershare Trust Company of Canada (the “Trust Company”) at the office listed below.  The method of delivery to the Trust Company is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.

(b)

Share certificate(s) registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed need not be endorsed or accompanied by any share transfer power of attorney.

(c)

Share certificate(s) not registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed must be endorsed by the registered holder thereof or deposited together with share transfer power of attorney properly completed by the registered holder.  Such signature must be guaranteed by an “Eligible Institution”, or in some other manner satisfactory to the Trust Company.

An “Eligible Institution” means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

(d)

Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative’s authority to act.

(e)

Buffalo Gold Ltd. reserves the right if it so elects in its absolute discretion to instruct the Trust Company to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2.

Lost Share Certificates

If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to the Trust Company together with a letter stating the loss.  The Trust Company will respond with the replacement requirements, which must be properly completed and returned prior to effecting the exchange.

3.

Charge for new Certificate(s):

Each registered shareholder of Buffalo Diamonds Ltd. is entitled, without charge, to have issued to him one certificate under the name of the Company, namely Buffalo Gold Ltd., for each certificate surrendered by him, whether or not the new certificate is to be issued in the same name as that shown on the certificate surrendered.  A fee of $2.50 ($3.50 effective March 1, 2003) plus 7% GST + handling fees (where applicable), however, must be remitted for each additional certificate required.

4.

Miscellaneous

Additional copies of the Letter of Transmittal may be obtained from The Trust Company at the office listed below.  Any questions should be directed to Computershare Trust Company of Canada at 1-800-564-6253 or by e-mail to caregistryinfo@computershare.com.

By Mail

P.O. Box 7021

By Hand or Courier

100 University Avenue

31 Adelaide St E

9th Floor

Toronto, ON   M5C 3H2

Toronto, ON   M5J 2Y1

Attn:  Corporate Actions

Attn:  Corporate Actions

BUFFALO GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

February 28, 2003

Trading Symbol:  TSX Venture – YB.U

PRIVATE PLACEMENT CLOSES

Further to its news release of December 23, 2002, Buffalo Gold Ltd. (“Buffalo”) is pleased to report that its private placement of 1,333,330 units at a price of US$0.15 per unit closed today.  Each unit is comprised of one common share of Buffalo and one half warrant, every full warrant entitling the purchase of an additional common share of Buffalo at a price of US$0.20 per share until February 28, 2004.  The shares which comprise part of the units and any shares acquired on the exercise of the warrants which comprise part of the units are subject to a hold period which expires on June 27, 2003.

The proceeds from this placement will be used to fund Buffalo’s ongoing due diligence on the West Henan Gold Project and other exploration projects in the People’s Republic of China.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

“Douglas Turnbull”

Douglas Turnbull, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN